BERENBERG CAPITAL MARKETS LLC
(SEC I.D. No. 8-68821)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025,
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68821

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Berenberg Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1251 Avenue of the Americas, 53rd Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Zachary Brantly	(646) 949-9151	Zachary.Brantly@berenberg-us.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

September 24, 2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zachary Brantly, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Berenberg Capital Markets LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Zachary Brantly
Digitally signed by Zachary Brantly
DN: CN=Zachary Brantly, E=zachary.brantly@berenberg-us.com
Reason: I am the author of this document
Location:
Date: 2026.07.24 16:29:53-04'00'
Foxit PDF Reader Version: 2026.1.1

Title:
Head of US Investment Banking

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Berenberg Capital Markets LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Berenberg Capital Markets LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2023.

New York, New York
July 24, 2026

1

Berenberg Capital Markets LLC
Statement of Financial Condition

As of December 31, 2025

Assets		
Cash	$	12,621,027
Marketable securities, at fair value		18,783,996
Due from clearing broker		5,080,874
Deposit at clearing broker		1,000,000
Due from Berenberg Bank, net		2,084,555
Accounts receivable		1,933,172
Fails to deliver		26,460
Due from customer		9,077
Property and equipment, net of accumulated depreciation of $11,725,054		17,065,306
Right-of-use assets		52,475,321
Income tax receivable		25,491
Prepaid expenses and other assets		4,226,525
Total Assets	**$**	**115,331,804**

Liabilities and Member's Equity		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	1,151,430
Compensation payable		3,761,667
Operating lease liability		65,637,640
Fails to receive		9,077
Due to customer		26,460
Total Liabilities		**70,586,274**
Member's Equity:		
Member's equity		44,745,530
Total Member's Equity		**44,745,530**
Total Liabilities and Member's Equity	**$**	**115,331,804**

See accompanying notes to statement of financial condition.

Berenberg Capital Markets LLC
Notes to Statement of Financial Condition

1. Business

Berenberg Capital Markets LLC ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Berenberg Asset Management LLC ("Parent"), an investment advisor registered with the SEC. Berenberg Asset Management LLC is the wholly owned subsidiary of Berenberg Beteiligungsholding GmbH, which is a subsidiary of Joh. Berenberg, Gossler & Co. KG, ("Berenberg Bank"), the ultimate parent company.

The Company's primary activities include providing investment banking services, sales and trading of equity securities, and activities conducted pursuant to Securities and Exchange Commission ("SEC") Rule 15a-6. Rule 15a-6 transactions are conducted on a receive-versus-payment ("RVP") or delivery-versus-payment ("DVP") basis, whereby cash payment and delivery of securities occur simultaneously. Settlement of such transactions is facilitated through Berenberg Bank in accordance with applicable SEC guidance.

The Company conducts sales and trading of U.S. equity securities as an introducing broker-dealer. All customer transactions are cleared on a fully disclosed RVP/DVP basis through the Company's clearing broker.

The Company does not hold customer funds or securities and does not carry customer accounts. Accordingly, the Company operates pursuant to the applicable exemption provisions of SEC Rule 15c3-3.

2. Significant Accounting Policies

Basis of Presentation
The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires Company management to make estimates and assumptions including but not limited to, deferred tax assets and deferred revenue, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash
Cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has not incurred any losses to date regarding these excess balances.

2. Significant Accounting Policies (Continued)

Current Expected Credit Losses
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses if any are reported in credit loss expense.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable
Accounts receivable consist primarily of amounts earned from investment banking transactions. The Company periodically evaluates accounts receivable to assess the need for an allowance for expected credit losses. This evaluation considers the collectability of outstanding balances based on management's review of specific receivables and relevant facts and circumstances. As of the reporting date, management determined that an allowance for credit losses was not necessary, as all amounts were deemed fully collectible.

Fair Value of Marketable Securities
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

2. Significant Accounting Policies (Continued)

Fair Value of Marketable Securities (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company held marketable equity securities that are measured at fair value. As of December 31, 2025, the fair value of the Company's equity securities was $18,783,996, which is included in Marketable securities, at fair value in the Statement of Financial Condition. The investment is classified in Level 1 within the fair value hierarchy.

The fair value of cash and cash deposits with clearing organizations (included in Clearing deposit), was estimated to be carrying value and classified as Level 1 of the fair value hierarchy.

The fair value of accounts receivables and payables, fails to deliver and receive, due to and due from customer, and prepaid expenses and other assets, were estimated to approximate carrying value and classified as Level 2 of the fair value hierarchy due to their short-term nature.

Property and Equipment

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 3-7 years) using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease (ranging from 1-12 years), using the straight-line method.

2. Significant Accounting Policies (Continued)

Principal Transactions
The Company records principal transactions on a trade date basis. In many cases, the Company participates in these principal transactions for the purpose of facilitating customer trade orders on a riskless principal basis.

Foreign Currency
In the normal course of business, the Company may enter into transactions not denominated in U.S. dollars. The Company's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period.

Leases
The Company accounts for its leases under Accounting Standard Codification ("ASC") Topic 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Statement of Financial Condition as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term.

In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election.

Income Taxes
In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-09, *Income Taxes (Topic 740)—Improvements to Income Tax Disclosures*, which enhances the transparency and decision usefulness of income tax disclosures. ASU 2023-09 became effective for the Company on January 1, 2025 and the adoption of this ASU did not have a material impact on the Company's financial position or notes to Statement of Financial Condition.

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. It is the policy of the Company to comply with the provisions applicable to companies, as defined by Subchapter C of the Internal Revenue Code.

2. Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company files Federal, state and local income tax returns. On the Federal and various State returns, the Company files on a group basis with the Parent. The Company was able to utilize previous net operating losses generated by the Parent.

The Company's Federal tax returns since 2022 are currently open to examination. As of the end of the tax year 2025, the Company has various state and local net operating losses, which start expiring in 2037. Additionally, the Company incurred a federal loss in 2022 through 2024 which can be carried forward indefinitely.

The Company has previously made an election to be treated as a corporation for U.S. tax purposes.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking services, sales and trading of equity securities, and Securities and Exchange Commission ("SEC") Rule 15a-6 activities through settlement with Berenberg Bank. The Company's Board of Directors are The Chief Operating Decision Makers (CODM), who use net income to evaluate the results of the business. Additionally, excess net capital (see Note 10), which is not a measure of profit and loss, is used to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the Company's Board of Directors manage the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in significant accounting policies.

Due from Customer

Due from customer includes amounts due from customers for the failed foreign securities transactions executed pursuant to SEC Rule 15a-6. The Company records these receivables when the transaction fails to settle on the contracted settlement date. As of December 31, 2025, the Company had no receivables for these failed transactions.

Fails to Deliver/Fails to Receive

In the normal course of business, the Company chaperones security transactions pursuant to SEC Rule 15a-6 on behalf of customers on a receipt versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts.
The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts.

2. **Significant Accounting Policies (Continued)**

Fails to Deliver/Fails to Receive (Continued)
As of December 31, 2025, the Company had $26,460 of fails to deliver on trades executed and to be settled by Berenberg Bank. As of December 31, 2025, the Company had $9,077 of fails to receive on trades executed and to be settled by Berenberg Bank.

3. **Significant Risk Factors**

Market risk
The Company's revenues are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole.

Credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and banks. Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established and reputable financial institutions. Counterparty exposure is monitored on a regular basis. As of December 31, 2025, the Company did not have any off-balance sheet credit exposure.

3. **Income Taxes**

Management has analyzed the Company's tax positions taken on income tax returns for all open tax years. The Company has no unrecognized tax benefits at December 31, 2025. In addition, the Company has concluded that it does not have any uncertain tax positions.

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities are as follows:

4. Income Taxes (Continued)

Deferred tax assets (liabilities):	
Operating lease liabilities	$ 17,956,868
Bonus accrual	1,149,459
Net operating losses carryforward	12,082,703
State bonus depreciation	1,246,119
Tenant improvement allowance	1,709,202
Unrealized losses	1,151,952
Total deferred tax assets	35,296,303
Right of use assets	(16,022,502)
Property and equipment, net	(4,048,501)
Total deferred tax liabilities	(20,071,003)
Valuation allowance	(15,225,300)
Net deferred tax asset	$ -

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment.

On the basis of this evaluation, as of December 31, 2025, a valuation allowance has been recorded as it is more likely than not that the net deferred tax asset will not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income change during the carryforward period or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

5. Related Party Transactions

Cash
As of December 31, 2025, the Company maintains a cash account of approximately $37,876 with Berenberg Bank.

Transfer Pricing
Effective January 1, 2018, the Company entered into a Transfer Pricing Agreement ("TPA") with Berenberg Bank to allocate and distribute global equities profits across all reporting entities.
As of December 31, 2025, the Company had a receivable for TPA compensation of $1,447,552, which is included in the Due from Berenberg Bank section of the Statement of Financial Condition.

5. Related Party Transactions (Continued)

Sublease Agreement with Parent
The Company entered into an Agreement of Sublease with the Parent on June 1, 2019. Under this agreement, the Parent is subleasing a 100 square foot single office within the Company's New York office space. As of December 31, 2025, the Company had no receivable from Parent for the sublease.

Commissions
As of December 31, 2025, the Company had a receivable for commissions from Berenberg Bank of $649,749, which is included in Due from Berenberg Bank on the Statement of Financial Condition.

6. Due from Clearing Broker

The Company has a clearing agreement with its clearing broker to carry its customers' DVP & RVP accounts at Pershing, LLC, as well as the Company's accounts as a customer of the clearing broker. At times, the Company will have receivables (e.g. client commissions received) and/or payables to the broker, which may include cash balances, amounts receivable for unsettled trades and collateral posted (e.g. clearing deposit). The due from clearing balance of $5,080,874 includes cash balances, net of debit balances as of December 31, 2025.

As part of the Company's clearing agreement with its clearing broker, a minimum deposit of $1,000,000 is to be maintained at all times. As of December 31, 2025, the Company maintained a clearing deposit of $1,000,000 in the form of a certificate of deposit, which is shown on the Statement of Financial Condition.

The Company's trades are cleared through the clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

7. Property and Equipment, Net

At December 31, 2025, property and equipment, net consisted of:

	Estimated Useful Life		Amount
Artwork	-	$	63,554
Leasehold improvements	Lease term		21,761,250
Computers and equipment	3-5 years		3,847,780
Furniture and fixtures	7 years		3,117,776
			28,790,360
Less: Accumulated depreciation			(11,725,054)
		$	17,065,306

8. Commitments and Contingencies

Operating Leases

The Company leases office space and copiers under non-cancellable operating leases expiring through 2038. The majority of the Company's right-of-use assets and lease liabilities as of December 31, 2025 result from an operating lease of 62,400 square feet in New York for its corporate office, which commenced in 2017, remeasured in 2023 and expires in 2038. The Company pays fixed rent and its share of the building's operating costs and real estate taxes. Fixed rate increases every 4 years during the lease term.

The Company's office space leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. Non-lease components generally represent the Company's share of the landlord's operating expenses.

At December 31, 2025, the Company had operating lease liabilities of $65,637,640 and operating right of use assets of $52,475,321, which is shown on the Statement of Financial Condition. Variable lease payments are not included in determining the lease liability.

The following summarizes quantitative information about the Company's leases as of December 31, 2025:

Other information

Weight-average remaining lease term - operating leases	11.87
Weighted-average discount rate - operating leases	3.50%

8. **Commitments and Contingencies (Continued)**

Operating Leases (Continued)

Maturities of operating leases, excluding short-term leases, are as follows:

For the year ending December 31,		
2026	$	6,826,613
2027		6,831,117
2028		6,972,423
2029		6,804,814
2030		4,584,675
Thereafter		48,002,825
Total		80,022,467
Discount		(14,384,827)
Operating lease liabilities included in the Statement of Financial Condition	$	65,637,640

Sublease Agreement with AustralianSuper LLC

The Company entered into an operating sublease agreement with AustralianSuper ("AS") on March 13, 2023. Under this agreement, AS is subleasing 30,700 square feet of office space on the 52nd floor within the Company's New York office space, which commenced in 2023 and expires in 2033. As of December 31, 2025, the Company had a deferred sublease receivable balance of $3,431,219, which is included in Prepaid expenses and other assets on the Statement of Financial Condition.

Future undiscounted sublease payments for operating lease, are as follows:

For the year ending December 31,		
2026	$	2,763,000
2027		2,763,000
2028		2,763,000
2029		2,785,997
2030		2,977,900
Thereafter		6,078,179
Total	$	20,131,076

Other

As of December 31, 2025, the Company declared $3,761,667 in discretionary bonuses, which is included in Compensation payable on the Statement of Financial Condition.

9. Commitments and Contingencies (Continued)

Other (Continued)

The securities industry is subject to extensive regulation under federal, state, and applicable international laws. In the normal course of business, the Company is subject to regulatory examinations and may be involved in legal proceedings, arbitrations, or administrative matters arising from securities and other activities. Such matters may include claims asserted by customers or regulatory inquiries by authorities such as the Securities and Exchange Commission ("SEC") or the Financial Industry Regulatory Authority ("FINRA").

The Company contests liability or the amount of claimed damages in all pending matters. Due to the inherent uncertainty in predicting the outcome of such proceedings, the Company is unable to estimate a range of reasonably possible losses; however, management believes that the ultimate resolution of these matters, individually or in the aggregate, is not reasonably likely to have a material adverse effect on the Company's financial condition or results of operations.

10. Employee Benefit Plan

The Company offers a Safe Harbor 401 (k) plan covering substantially all of the Company's employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code. There are no amounts payable as of December 31, 2025 for this plan.

11. Regulatory Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2024, the Company had net capital of $17,834,650 which exceeded its requirement of $250,000 by $17,584,650.

12. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through July 24, 2026, the date the financial statements were available to be issued.

12. Subsequent Events (Continued)

Subsequent to December 31, 2025, the German Federal Financial Supervisory Authority ("BaFin") took supervisory actions with respect to the management of the Company's ultimate parent, Berenberg Bank, following matters identified during the audit of Berenberg Bank's 2025 financial statements. Management evaluated the impact of these matters on the Company's financial statements, including the TPA with Berenberg Bank, and concluded that no additional adjustment to the Company's financial statements was required.

On May 13, 2026, the Parent made a cash capital contribution to the Company of $1,500,000 which was recognized in Member's equity.

Management has determined that there are no additional material events that would require adjustment to our disclosure in the Company's financial statements.